Exhibit 99.1

Subsea 7 S.A. obtains competition clearance in Brazil

Luxembourg – December 7, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today that anti-trust clearance has been granted from the relevant Brazilian authorities.

On July 9, 2010 Acergy S.A. and Subsea 7 Inc. submitted their application to the Brazilian antitrust authorities. On November 23, 2011 unconditional clearance was issued unanimously by the board of the Administrative Council for Economic Defense (CADE), the Brazilian antitrust deciding entity.

This clearance completes the regulatory approvals required from the relevant antitrust authorities in certain jurisdictions regarding the combination of Subsea 7 S.A. (formerly Acergy S.A.) and Subsea 7 Inc.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.